UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Brookfield Reinsurance Ltd.

(Name of Issuer)

Class A Exchangeable Limited Voting Shares

(Title of Class of Securities)

G16250105

(CUSIP Number)

Allison Smith

Partners Value Investments L.P.

c/o PVI Management Trust

73 Front Street, 5th Floor

Hamilton HM12

Bermuda

+1 (441) 294-3310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G16250105

1	NAMES OF REPORTING PERSONS PARTNERS VALUE INVESTMENTS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒– Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,068,841*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,068,841*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,068,841*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Items 4 and 5 of this Amendment No. 2 for a detailed explanation of the beneficial ownership and percentage ownership of the Reporting Persons.

CUSIP No. G16250105

1	NAMES OF REPORTING PERSONS PARTNERS VALUE INVESTMENTS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒– Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,068,841*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,068,841*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,068,841*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Items 4 and 5 of this Amendment No. 2 for a detailed explanation of the beneficial ownership and percentage ownership of the Reporting Persons.

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed by Partners Value Investments Inc., a corporation formed under the laws of the Province of Ontario, Canada (“PVII”), and Partners Value Investments L.P., a limited partnership established under the laws of Bermuda (“PVI LP”, and collectively with PVII, the “Reporting Persons”), to report the reorganization of PVI LP and the change in beneficial ownership in Class A Exchangeable Shares and Class A-1 Exchangeable Shares of the Issuer held by the Reporting Persons.

Information and defined terms reported in the original Schedule 13D (including the Amendment No. 1 thereto) (the “Original Schedule 13D”) remain in effect except to the extent that they are amended or superseded by information contained in this Amendment No. 2.

Item 2. Identity and Background.

Items 2(a), (b), (c) and (f) of the Original Schedule 13D is hereby amended and supplemented as follows:

The principal business address of PVI LP is 73 Front Street, Fifth Floor, Hamilton, Bermuda HM 12 and the principal business of PVI LP is that of an investment holding company.

PVII is a wholly-owned subsidiary of PVI LP. The principal business address of PVII is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, M55 2T3, Canada and the principal business of PVII is that of an investment holding company.

Schedules I and II to this Amendment No. 2 sets forth the names of directors and executive officers (to be included as “Scheduled Persons”) of PVI Management Trust, the general partner of PVI LP (“PVI Management Trust”), and PVII, and their respective principal occupations, addresses, and citizenships.

Item 2(d)-(e) of the Schedule 13D is hereby amended and supplemented as follows:

During the last five years, none of Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby supplemented to include the information set forth in Items 4 and 5 of this Amendment No. 2.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented to include the following:

On November 24, 2023, PVII, Partners Value Investments LP, PVI Management Trust and Partners Limited completed the Arrangement in order to reorganize the affairs of PVII. The principal objectives of the Arrangement were simplifying the ownership of PVII and increasing the liquidity of PVI LP’s securities. On November 27, 2023, among other things, through a series of steps in the Arrangement an aggregate of 706,753 Class A Exchangeable Shares and 6,793,247 Class A-1 Exchangeable Shares were distributed to equity unit holders of PVI LP. Due to the Conversion Cap, only 345,430 Class A-1 Exchangeable Shares owned by the Reporting Persons may be converted to Class A Exchangeable Shares as of the date of this Amendment No. 2. Therefore, the Reporting Persons are deemed to beneficially own 1,068,841 Class A Exchangeable Shares.

On November 28, 2023, PVII converted 500,000 Class A-1 Exchangeable Shares into 500,000 Class A Exchangeable Shares.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of Class A Exchangeable Shares held by the Reporting Persons to which this Schedule 13D relates is 1,068,841 Class A Exchangeable Shares, constituting approximately 9.9% of the Issuer’s currently outstanding Class A Exchangeable Shares. The percentage ownership of the Reporting Persons is based on an aggregate number of Class A Exchangeable Shares of 10,450,952 outstanding as of September 30, 2023, as disclosed in the Issuer’s interim report for the quarter ended September 30, 2023 filed with the Securities and Exchange Commission on November 13, 2023, plus 345,430 Class A Exchangeable Shares that may be issued to the Reporting Persons within 60 days from the date of this Amendment No. 2 upon conversion of 345,430 Class A-1 Exchangeable Shares held by the Reporting Persons as of the date of this Amendment No. 2. The Reporting Persons beneficially own 6,874,521 Class A-1 Exchangeable Shares; however, due to the Conversion Cap, only 345,430 Class A-1 Exchangeable Shares owned by the Reporting Persons may be converted to Class A Exchangeable Shares as of the date of this Amendment No. 2. Due to the Conversion Cap, the number of Class A Exchangeable Shares that may be issued upon conversion of the Class A-1 Exchangeable Shares beneficially owned by the Reporting Persons may change from time to time and will depend upon the change in the number of Class A Exchangeable Shares that are outstanding, including upon the conversion by any other person of Class A-1 Exchangeable Shares into Class A Exchangeable Shares.

(c) Other than the transactions described in this Amendment No. 2, there have been no transactions by the Reporting Persons in the Class A Exchangeable Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby supplemented to include the following:

PVII BN Holdings LP, a wholly owned subsidiary of PVI LP (the “Borrower”), and PVII GP Holdings Inc. a wholly owned subsidiary of PVI LP (as general partner of the Borrower and as guarantor, the “Guarantor”), expect to enter into a margin loan agreement (the “Margin Loan Agreement”) of up to C$110,000,000 with Royal Bank of Canada, as lender (the “Lender”). In connection with the Margin Loan Agreement, the Borrower and the Guarantor expect to enter into a pledge and security agreement (the “Security Agreement” and together with the Margin Loan Agreement, the “Loan Documents”) with the Lender whereby the Borrower would pledge 6,500,000 Class A-1 Exchangeable Shares and 500,000 Class A Exchangeable Shares as collateral together with other assets of the Borrower and the Guarantor to secure the obligations of the Borrower and the Guarantor under the Margin Loan Agreement. The loan is expected to mature December 2026 (unless otherwise extended). Upon the occurrence of certain events that are customary for this type of loan, the Lender may exercise its rights to require the Borrower to prepay the loan proceeds or post additional collateral, or foreclose on, and dispose of, the pledged securities in accordance with the Loan Documents.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 29, 2023

PARTNERS VALUE INVESTMENTS INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash Title: General Counsel and Secretary

PARTNERS VALUE INVESTMENTS L.P., by its general partner, PVI MANAGEMENT TRUST

By:	/s/ Allison Smith
Name: Allison Smith Title: Secretary

SCHEDULE I

PARTNERS VALUE INVESTMENTS INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Kunal Dusad, Senior Vice President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Brookfield Asset Management Ltd.	Canada

Brian D. Lawson, Chairman, Chief Executive Officer and Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Frank N.C. Lochan, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Bahir Manios, President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Chief Financial Officer of Brookfield Asset Management Ltd.	Canada

Kathy Sarpash, General Counsel and Secretary	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield Asset Management Ltd.	Canada

Danesh K. Varma, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA, United Kingdom	Corporate Director	Canada and United Kingdom

Jason Weckwerth, Chief Financial Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice President, Brookfield Corporation	Canada

Ralph J. Zarboni, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

SCHEDULE II

PVI MANAGEMENT TRUST, as General Partner of PARTNERS VALUE INVESTMENTS L.P.

Name and Position of Officer or Trustee	Principal Business Address	Principal Occupation or Employment	Citizenship

James Alexander Bodi, Trustee	73 Front Street, Fifth Floor Hamilton, Bermuda HM 12	Managing Director, Legal & Regulatory of Brookfield Asset Management Ltd.	Canada

Brian D. Lawson, Trustee and Chief Executive Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Frank N.C. Lochan, Trustee and Chairman	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Allison Smith, Secretary	73 Front Street, Fifth Floor Hamilton, Bermuda HM 12	Director, Legal & Regulatory of Brookfield Asset Management Ltd.	Bermuda

Danesh K. Varma, Trustee	One Canada Square, Level 25 Canary Wharf, London E14 5AA, United Kingdom	Corporate Director	Canada and United Kingdom